May 16, 2018

VIA EDGAR TRANSMISSION AND FEDEX

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Tom Jones

Re:	ViewRay, Inc. (the “Registrant”)

Registration Statement on Form S-3/A

Registration No. 333-222264

Request for Acceleration

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Tom Jones

Dear Mr. Jones:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned Registrant hereby requests that the effective date of its Registration Statement on Form S-3 (File No. 333-222264) (the “Registration Statement”) initially filed on December 22, 2017 and as subsequently amended on March 20, 2018 and May 10, 2018, be accelerated so that it will be declared effective at 4:00 p.m. Eastern Time on May 18, 2018 or as soon as practicable thereafter. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Davis Polk & Wardwell LLP, by calling Alan F. Denenberg at (650) 752-2004 .

Sincerely,

ViewRay, Inc.

By:	/s/ Ajay Bansal
Name: Ajay Bansal
Title: Chief Financial Officer